Exhibit 3.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED BY-LAWS OF EMMAUS LIFE SCIENCES, INC.

The Amended and Restated By-laws of Emmaus Life Sciences, Inc. (formerly CNS Response, Inc. and MYnd Analytics, Inc.”) are hereby amended to add thereto a new Article VIII as follows:

“ARTICLE VIII
CERTAIN LITIGATION MATTERS

Section 8.01 Delaware Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action based upon a violation of a duty owed by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these by-laws, or as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery, or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 8.01 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any current or former stockholder (including any current or former beneficial owner of stock), such person shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 7.01 (an “Enforcement Action”); and (y) having service of process made upon such person in any such Enforcement Action by service upon such  person’s counsel in the Foreign Action as agent for such person.

Section 8.02 Securities Claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended.

Section 8.03 Consent. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.”